# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Matternet, Inc. (f/k/a Los Altos Ventures Corp.), CIK 0002075109
CUSIP: 000000000
Title of class of securities: Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 355 Ravendale Drive, Mountain View, California (CA), 94043
Date of event which requires filing of this statement: 05/22/2026
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001455971

## Reporting persons
- Mark N. Tompkins: type of reporting person: individual (IN); citizenship or place of organization: Canada (Federal Level) (Z4); sole voting power 4,729,166; shared voting power 0; sole dispositive power 4,729,166; shared dispositive power 0; aggregate amount beneficially owned 4,729,166 (9.9% of the class)
  Comment: (1) Row 5, 7 and 9: 3,877,083 shares of common stock, par value $0.0001 per share ("Common Stock") of the Issuer and 852,083 shares of Common Stock issuable upon exercise of a warrant that is currently exercisable.
  
  (2) Row 11: Based on 47,968,776 shares of Common Stock of the Issuer issued and outstanding as of May 22, 2026, as reported in the Issuer's Current Report on Form 8-K filed with the Securities and Exchange Commission on May 29, 2026.

## Item 1. Issuer
Name of issuer: Matternet, Inc. (f/k/a Los Altos Ventures Corp.)
Address of issuer's principal executive offices: 355 Ravendale Drive, Mountain View, CA 94043

## Item 2. Person Filing
Name of person filing: Mark N. Tompkins
Address of principal business office or, if none, residence:
Apt. 1, Via Guidino 23
6900 Lugano-Paradiso, Switzerland
Citizenship: Canada

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 4,729,166
Percent of class: 9.9%
Sole power to vote or to direct the vote: 4,729,166
Shared power to vote or to direct the vote: N/A
Sole power to dispose or to direct the disposition: 4,729,166
Shared power to dispose or to direct the disposition: N/A

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- Mark N. Tompkins: /s/ Mark N. Tompkins, Mark N. Tompkins (06/01/2026)